SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F    X         Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes                 No      X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

CNH GLOBAL N.V.
Form 6-K for the month of February 2006
List of Exhibits:
1.    News release dated February 24, 2006 entitled, “CNH Announces Pricing of $500 Million of Senior Notes”

FOR IMMEDIATE RELEASE
For more information contact:

Thomas Witom News and Information	(847) 955-3939
Albert Trefts, Jr. Investor Relations	(847) 955-3821
CNH Announces Pricing of $500 Million of Senior Notes
LAKE FOREST, Ill., February 24, 2006 /PRNewswire-FirstCall/ — CNH Global N.V. (NYSE: CNH) today announced that the senior note offering by its wholly-owned subsidiary, Case New Holland Inc., previously disclosed had increased in size to an aggregate principal amount of $500 million. CNH announced pricing of the private offering at an annual fixed rate of 7.125%. The new senior notes due 2014 are being sold to investors at par.
Case New Holland Inc. intends to use the proceeds from the offering to refinance debt. The notes, which are senior unsecured obligations of Case New Holland Inc., will pay interest semi-annually and will be guaranteed by CNH Global N.V. and certain of its direct and indirect subsidiaries.
The senior notes will only be offered and sold to qualified institutional buyers in accordance with Rule 144A and in offshore transactions in accordance with Regulation S under the Securities Act. The senior notes have not been registered under the Securities Act or the securities laws of any other jurisdiction. Unless the senior notes are so registered, the notes may be offered and sold only in transactions that are exempt from the registration requirements of the Securities Act or the securities laws of any other jurisdiction. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the senior notes.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michel Lecomte
Michel Lecomte
Chief Financial Officer

February 27, 2006